VANC DIRECTORS RECEIVE OVERWHELMING SUPPORT AT AGM

September 18, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF) is pleased to announce that its director nominees received overwhelming support at the annual general meeting of shareholders held last Friday. Bob Rai, David Hall, Alan Arnstein and Sherif Guorgui were each re-elected with each receiving over 98% of the votes cast at the meeting in their favour.

Bob Rai, CEO of VANC stated: "the election results clearly affirm shareholders' support of VANC's management and its strategy. With the overwhelming support of shareholders, VANC will continue to work towards becoming a health solutions provider for pharmacies. VANC's management looks forward to the opportunity to deliver on its strategy and create long-term, sustainable value for all its shareholders."

VANC's stock option plan and the re-appointment of VANC's auditor were also approved.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Sukhwinder S. Rai

Director and CEO

Phone: 604-687-2038

Fax: 604-687-3141

Email: info@vancpharm.com

www.vancpharm.com

Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include the benefits of the anticipated actions of VANC's management. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, assumptions and other factors which are difficult to predict, our actual results, performance or achievements may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. The forward-looking statements are made as of the date of this news release and are based on understandings and reasonable assumptions, beliefs, opinions and expectations of the board of directors at the time they were made. These assumptions, which include VANC's current expectations, estimates and assumptions about its business and the markets VANC operates in or is planning to operate in, may prove to be incorrect. Readers are cautioned to consult VANC's public filings available on SEDAR at www.sedar.com, which outline additional risks and assumptions. No forward-looking statement is a guarantee of future results. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements and information are based will occur. No assurance can be given that any of the events anticipated by forward-looking statements will occur or, if they do occur, what benefits VANC will obtain.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.